December 13, 2013

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: UpperSolution.com

  Registration Statement on Form S-1

  Filed August 16, 2013

  File No. 333-190658

Dear Ms. Mills-Apenteng,

The following are the Company’s responses to your comment letter of September 11, 2013.

General

1. We note the statement on the cover page of the prospectus that you are an “emerging growth company” under the Jumpstart Our Business Startups Act. Please revise your prospectus to provide the following additional disclosure:

•         Describe how and when a company may lose emerging growth company status;

•         Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•        State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition to the above, consider describing the extent to which any of these exemptions under the JOBS Act are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

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The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Other than this prospectus upon effectiveness, no material has or will be provided to potential investors that are qualified institutional buyers or institutional accredited investors, nor are any research reports published or distributed by any broker dealer who will participate in this offering.

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Prospectus Cover Page

3. Consistent with your disclosure elsewhere, please revise the cover page to identify your offering as a direct, self-underwritten or best efforts offering. In addition, name the officer(s)/director(s) who will sell the common stock on the cover page, and briefly describe their role in the marketing of the securities.

Disclosure added that this is a direct, self-underwritten best efforts offering. Yousef Dasuka and Mahmoud Dasuka will sell the securities The officers and directors will receive no commission from the sale of the shares nor will they register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a) 4-1. Rule 3(a) 4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The funds will be placed in a separate account and not available for use until the full offering is sold. The President of the company will be the sole individual charged with making the determinations that all of the shares are considered “sold” for purposes of the all-or-none offering. The funds will not be held in an escrow trust or similar account and that the investors must therefore trust only in the company to safeguard their investments pending the filling of the offering.

4. Please consider removing the proceeds table from the cover page given that yours is a self-underwritten, best efforts offering and the proceeds to the company are not assured. We note that the “Total” line item appears to be mistakenly labeled.

Table deleted.

Prospectus Summary, page 5

5. Revise your disclosure in this section and the business section to clearly convey the status of your business development. Disclose what you have accomplished to date, what remains to be accomplished for you to develop your product and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of your product development and ultimate achievement of your business plan.

We intend to use the net proceeds from this offering to develop our business operations (See “Description of Business” and “Use of Proceeds”).

From inception until the date of this filing we have had limited operating activities, we have incorporated our company and paid the state fees, we have prepared a business plan, we have only obtained our website url (uppersolution.com) along the logo for our brand, we have made high-level decisions about the features and design of our proposed app. Our plan of operations needs to be executed in order to fully develop our business and begin generating revenue, a number of steps have to be accomplished within the plan. Drafted milestones are disclosed in our 12 month Plan of Operations listed on page 27.

The Company’s revenues are expected to be derived primarily from sales of the Company’s apps. We do not anticipate earning revenues until we have sucessfuly launched our mobile app. Since we are presently in the development stage of our business, we can provide no assurance that we will successfully prepare and produce our mobile app.

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6. You state in this section that the company can operate even if no proceeds are generated from this offering. As your current resources consist only of $5,000 in cash, you expect to incur $10,500 in offering expenses and you will also incur expenses to meet your public company reporting requirements, please provide support for this claim.

The directors of the Company have agreed to pay all expenses of this offering in the event that no proceeds are generated from this offering, which expenses are expected to be approximately $10,500.

Risk Factors, page 6

7. Please include a risk factor alerting investors that until your common stock is registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d), as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Risk factor added.

“Failure to effectively manage our growth…,” page 7

8. You should avoid presenting risks that do not reflect your current operations or are not material. Given the current stage of development of your business, consider revising to remove this risk factor.

Deleted.

“We may not be able to execute our business plan…,” page 7

9. Revise this risk factor to state the amount of cash held by the company as of the most recent practicable date and whether available funds will satisfy your working capital requirements for the next twelve months. Include a discussion of the minimum number of months that you will be able to conduct your planned operations, including funding your expenses as a publicly reporting company, using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Provide similar disclosure in the Liquidity and Capital Resources discussion in MD&A.

The Company has $5,000 cash on hand as of December 1, 2013 the funds are sufficient to operate the company, including funding the expenses of being a public company for approximately 5 months. The current average monthly expenses (not including offering expenses) are $1,000 per month.

“Any significant disruption in our web presence…,” page 8

10. You state in this risk factor that your business plan calls for your customers to access your apps through your website. However, in your business discussion on page 15, you state that you plan to sell your app on Apple’s App Store. Please reconcile this discrepancy.

Revised to clarify that the customers will access the apps through Apple’s App Store and that any disruption in this web presence will be harmful to the growth of the Company.

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“Our app may be displaced by newer technology,” page 8

11. In this and the subsequent risk factor on page 9, you refer to “job seeking industries” and indicate that you are competing against other companies that offer similar niche services for bringing together job seekers and employers. Throughout the remainder of your prospectus, however, you indicate that you are developing an app to assist consumers in tracking new cellular phone plans from different cellular carriers. Please revise your prospectus to clarify the relationship between your proposed app and the job seeking industry or rectify the apparent discrepancy in your disclosure.

Job seeking reference typos removed.

“All proceeds from the sale of shares offered by the company…,” page 9

12. Please expand the risk factor subheading and the text of this risk factor to clarify that given the no-minimum, self-underwritten structure of your offering, it is possible that the proceeds generated from the offering, if any, may not be sufficient to meet your offering costs, which you have estimated at $10,500. In addition, expand your disclosure to briefly discuss the effects on investors of not placing the proceeds in escrow. For example, any proceeds from the offering could be attached by creditors.

Risk factor expanded to clarify that given the no-minimum, self-underwritten structure of our offering, it is possible that the proceeds generated from the offering, if any, may not be sufficient to meet our offering costs, which we have estimated at $10,500. The lack of an escrow in this offering means that the proceeds will be used immediately by the Company and may also be subject to attachment by any creditors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 27

13. Please revise to provide an estimate of the expected costs associated with each specified milestone.

During the first three months, we plan to:

REQUIREMENTS & UX DESIGN

Our management team will work with a third-party Web development company to gather the requirements and agree on the UX (User Experience) options using wire-framing techniques. Once the UX design was defined, it will be developed into a UI (User Interface) design. Once the UX & UI are complete, it will be passed on to the development team. Outcome of this phase will be a complete design for the iPhone Application. We expect that this period will require an expenditure of approximately $5000.

MONTHS 4 TO 6

During the following three months, we expect to achieve the following:

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* Development of XXX;

The third-part Web development company will build the admin web portal using .Net technology. The iPhone Application will be built using native objective-C code. Android Application will be built using native java code. Once the architecture has been finalized, the development of the iPhone application and the admin web portal will occur in parallel. We expect that this period will require an expenditure of approximately $15000.

MONTHS 7 TO 12

● TESTING /DEPLOYMENT

MONTHS 7 TO 12

During the following six months, we expect to achieve the following:

* Correct any detected discovered defects;

* Submission of XXX to the App Store;

* Promote XXX to freelancers and small sized businesses.

* Support multi-user.

iPhone application will be tested on an iPhone 5. Once satisfied, app will be released in the app store and will be made available to download. We expect that this period will require an expenditure of approximately $20000.

Liquidity and Capital Resources, page 29

14. You disclose in this section that you have no material commitments for the next twelve months aside from independent contractor fees. As there is no discussion of independent contractors in the filing, please explain these fees. Also, disclose your anticipated cash flow needs for the next twelve months. Finally, address the legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact such expenses will have on your capital requirements.

We intend to use third party independent contractors for much of the web development as disclosed in the milestones disclosed in the Plan of Operation section. As disclosed in the milestones disclosed in the Plan of Operations section, it is anticipated that the Company will require $40,000 to meet its operational cash flow needs for the next twelve months. The Company expects that legal and accounting expenses will be approximately $2,500 per quarter for the next year which adds $10,000 to the cash requirements for the next year.

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Our Management, page 30

15. You state in this section that you were incorporated on March 19, 2013. Elsewhere in the filing, however, you disclose that you were incorporated on April 20, 2013. Please reconcile this discrepancy.

Revised to April 20, 2013.

Plan of Distribution, page 35

16. We note the disclosure in this section that your common stock may be sold at fixed prices that may change, at prevailing market prices or at negotiated prices. Because you do not qualify to conduct a primary offering “at the market” for purposes of Rule 415(a)(4), your shares must be offered at a fixed price for the duration of the offering. Revise this section accordingly.

Revised to state fixed price for the duration of this offering.

17. As this is a self-underwritten offering by the company, disclose who will offer the securities on the company’s behalf. Also, advise whether the company is relying on the safe harbor from broker dealer registration in Rule 3a4-1 under the Exchange Act and, if so, provide an analysis of the company’s basis for reliance on the safe harbor.

Our officers and directors will manage the sale of the Shares in this Offering. The officers and directors will receive no commission from the sale of the shares nor will they register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a) 4-1. Rule 3(a) 4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The funds will be placed in a separate account and not available for use until the full offering is sold. The President of the company will be the sole individual charged with making the determinations that all of the shares are considered “sold” for purposes of the all-or-none offering. The funds will not be held in an escrow trust or similar account and that the investors must therefore trust only in the company to safeguard their investments pending the filling of the offering.

Each of our officers and directors satisfies the requirements of Rule 3(a) 4-1 in that:

1. They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation;

2. they are not being compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. they are not, at the time of their participation, an associated person of a broker- dealer; and

4. they meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that he (A) primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) he is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) he does not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

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As our officers and directors will sell the shares being offered pursuant to this offering, Regulation M prohibits the Company and its officers and directors from certain types of trading activities during the time of distribution of our securities. Specifically, Regulation M prohibits our each of them from bidding for or purchasing any common stock or attempting to induce any other person to purchase any common stock, until the distribution of our securities pursuant to this offering has ended.

Very truly yours,

Yousef Dasuka

Chief Executive Officer

UpperSolution.com

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